Exhibit 99.33

PRESS RELEASE

Trading Symbol: SVM.TO	March 20, 2008

NORMAL COURSE ISSUER BID

VANCOUVER, British Columbia – March 20, 2008 – Silvercorp Metals Inc..(“Silvercorp”), is of the opinion that prevailing market conditions have resulted in Silvercorp’s shares being undervalued relative to the immediate and long term value of Silvercorp’s Ying, HLP, TLP and LM Mines in Henan Province, and its Na Bao Project in Qinghai Province, China. Accordingly, Silvercorp intends to commence a Normal Course Issuer Bid to acquire up to 2,988,029 of its Common Shares (being approximately 2% of the 149,401,476 shares currently issued and outstanding), over a one year period. Purchases will be made at the discretion of the Directors at prevailing market prices, through the facilities of the TSX Exchange. The Company intends to hold all shares acquired under the issuer bid for cancellation. The Issuer Bid is subject to regulatory approval.

Directors and senior officers of the Company are not aware of any previously undisclosed material changes or plans or proposals for material changes in the affairs of the Company, nor do any of them have the present intention to sell shares of the Company during the Normal Course Issuer Bid. The Company is limited, pursuant to the policies of the TSX Exchange, to purchasing not more than 2% of the Company’s outstanding shares during any 30-day period. Shares purchased pursuant to the Normal Course Issuer Bid by the Company will be acquired at a price that is not higher than the last independent trade of a board lot of common shares of the Company.

On June 13, 2006, the Board of Directors approved a normal course issuer bid to acquire up to 3,000,000 (1,000,000 pre-split) of its Common Shares over a one year period. A total of 1,261,500 (420,500 pre-split) common shares were acquired at an average price of $4.36 ($13.08 pre-split) under the normal course issuer bid through the facilities of the TSX and were returned to treasury and cancelled.

About Silvercorp Metals Inc.
Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining District, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies, respectively and is also exploring the Nao-Bao Polymetalic Project in Qinghai Province, China. The Company is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca